UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

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Other Information

Graphex Group Limited (OTC Expert Market) | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”).

Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we published the following announcements (each, an “Announcement”):

●	An Announcement regarding the Poll Results of the annual general meeting of the shareholders of the Company.
●	Appointment of Independent Non-Executive Director and Changes In Composition of the Board Committee; and Re-Compliance With the Listing Rules and the Appointment of Independent Non-Executive Director.

The information provided in this Report described above is not complete and subject to the terms and provisions set forth in the Announcements (and the description herein are qualified in their entirety by reference to the Announcement). The information in this Report is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: July 1, 2026

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement regarding poll results of the annual general meeting of the shareholders of the Company dated 29 June, 2026
99.2	Announcement regarding Appointment of Independent Non-Executive Director and Changes In Composition of the Board Committee; and Re-Compliance With the Listing Rules and the Appointment of Independent Non-Executive Director dated 29 June, 2026

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